SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 14D-9/A
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 7)
CKx, Inc.
(Name of Subject Company)
CKx, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)
Howard J. Tytel
CKx, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)
With copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. ADDITIONAL INFORMATION
ITEM 9. EXHIBITS
SIGNATURE

     This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011 by CKx, Inc., a Delaware corporation (“CKx”), as amended by Amendment No. 1 filed with the SEC on May 23, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 2, 2011, Amendment No. 4 filed with the SEC on June 7, 2011, Amendment No. 5 filed with the SEC on June 8, 2011 and Amendment No. 6 filed with the SEC on June 13, 2011 (as previously amended, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011, as amended or supplemented from time to time, and in the related letter of transmittal, originally included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011. Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION.
     Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following text at the end thereof:
“The initial period of the Offer expired at 12:00 midnight, New York City time, on Wednesday, June 15, 2011. According to the Depositary, as of the expiration of the Offer, a total of approximately 50,819,769 Common Shares were validly tendered and not properly withdrawn in the Offer (including Common Shares tendered through a Notice of Guaranteed Delivery), which, together with the Sillerman Shares held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Sillerman Support Agreement, represent approximately 75.5% of all outstanding Common Shares on a fully-diluted basis. Additional Common Shares were tendered through Notices of Guaranteed Delivery. Offeror has accepted for payment all Common Shares that were validly tendered and not properly withdrawn in the Offer, and payment for such Common Shares will be made promptly, in accordance with the terms of the Offer.
On June 16, 2011, Offeror and CKx issued a joint press release announcing the results of the Offer and that Offeror has commenced a subsequent offering period for all remaining untendered Common Shares expiring at 5:00 p.m., New York City time, on Monday, June 20, 2011. Offeror will immediately accept for payment all Common Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Holders of Common Shares that tender during the subsequent offering period will receive the same Offer Price paid during the initial offering period. The procedures for accepting the Offer and tendering Common Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that no withdrawal rights will apply to Common Shares tendered during the subsequent offering period and no withdrawal rights will apply during the subsequent offering period with respect to Common Shares tendered in the initial offering period and accepted for payment.
The full text of the joint press release issued by Offeror and CKx is filed as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.”
ITEM 9. EXHIBITS.
     Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

Exhibit
No.	Description
(a)(5)(L)	Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on June 16, 2011 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed by CKx, Inc. on June 16, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 16, 2011

CKX, INC.
By:	/s/ Kelly S. Pontano
	Name:	Kelly S. Pontano
	Title:	Senior Counsel & Vice President